

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

March 31, 2009

Richard H. Fearon
Vice Chairman and Chief Financial and Planning Officer
Eaton Corporation
Eaton Center, 1111 Superior Avenue
Cleveland, Ohio 44114

      RE: Eaton Corporation
              Form 10-K for Fiscal Year Ended December 31, 2008
              Definitive Proxy Statement on Schedule 14A filed March 13, 2009
              File No. 1-01396

Dear Mr. Fearon:

      We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008</u>


<u>General</u>

1. Where a comment below requests additional disclosures or other revisions, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where appropriate.

Item 15. Exhibits, Financial Statement Schedules, page 11

Exhibits 31.1 and 31.2

2. In future filings, please include the language "(the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4(d) of your certifications. See Item 601(b)(31) of Regulation S-K.

Financial Statements

Reports of Independent Registered Public Accounting Firm, pages 16 and 18

3. Please have your auditor conform its signature to indicate that its reports have been signed manually. Please refer to Rule 2-02(a)(2) of Regulation S-X.

Management's Report on Internal Controls Over Financial Reporting, page 19

4. To the extent that your management's report on internal controls over financial reporting excludes certain entities in the future, please ensure that the report identifies the specific entities excluded from your evaluation. Please refer to Question and Answer 3 of "Management's Report on Internal Control over Financial Reporting and Certification of Disclosure Controls in Exchange Act Periodic Reports – Frequently Asked Questions (revised October 6, 2004)."

Depreciation and Amortization, page 25

5. Please disclose the line item(s) in which you include depreciation and amortization. If you do not allocate depreciation and amortization to costs of products sold, please revise your presentation to comply with SAB Topic 11:B, which would include revising the cost of products sold title and removing the gross profit subtotal throughout the filing (such as in your MD&A discussion on page 53).

Acquisition of Businesses, page 28

6. In 2008, you acquired The Moeller Group electrical business and the Phoenixtec electrical business for combined cash purchase prices of $2.7 billion. Please tell us what consideration you gave to providing financial statements of The Moeller Group and/or Phoenixtec. Please provide us with your significance tests under Rule 3-05 of Regulation S-X. If any of these acquisitions are significant in excess of the 20% level, separate financial statements are required to be filed for the applicable periods.

Liquidity, Capital Resources & Changes in Financial Condition During 2008, page 60

7. We note that you did not disclose whether you were in compliance with all loan covenants as of December 31, 2008. In light of the current credit environment, please revise your filing here and in your financial statement footnotes to disclose your material financial debt covenant computations for each period presented, along with a reconciliation to relevant GAAP amounts, as applicable. Your disclosure should indicate both the covenant requirements and your computations demonstrating how you complied with the covenants for each period presented. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

8. On page 61, you indicated that Standard & Poor's lowered its credit rating for Eaton Corp by one notch from A/A-1/Negative to A-/A-2/Stable. Please discuss the potential impact of this recent downgrade in credit ratings. Please also discuss the impact on your access to new capital and interest rate on current and/or future debt. Please discuss the impact, if any, on your business, results of operations, liquidity, and financial condition as well.

Outlook for 2009, page 61

9. On page 4, you indicate that approximately 27% of your automotive segment's sales in 2008 were made to two large manufacturers of vehicles. Please ensure that you provide updated information about the current challenges faced by participants in the automotive industry and the impact that these challenges have had and are likely to have on your business going forward. In doing so, please also discuss and quantify where possible, the expected potential impact to your automotive segment, the truck segment and the Company in general if any of these manufacturers of vehicles were to file for bankruptcy, as applicable.

Critical Accounting Policies, page 63

Impairment of Goodwill & Other Long-Lived Assets, page 63

10. In the interest of providing readers with a better insight into management's judgments in accounting for impairments of long-lived assets including plant and equipment, goodwill and intangible assets, please consider disclosing the following in future filings, beginning with your next interim filing:
    *   The reporting unit level at which you test goodwill for impairment and your basis for that determination;
    *   Sufficient information to enable a reader to understand how you apply your discounted cash flow model in estimating the fair value of your reporting units and why management selected this method as being the most meaningful in preparing your goodwill impairment analyses;

- How you determine the appropriate perpetual growth period and discount rates to apply in your goodwill impairment analysis;
- How you determine the appropriate discount rates and attrition rates to apply in your intangible asset impairment analysis;
- Please clarify how you determine which property, plant and equipment should be tested for impairment as well as at what point in time they should be tested for impairment. Please state the types of events and circumstances that you believe indicate impairment;
- A qualitative and quantitative description of the material assumptions used in determining impairments for all long-lived assets and a sensitivity analysis of those assumptions based upon reasonably likely changes; and
- If applicable, how the assumptions and methodologies used for valuing property, plant and equipment, goodwill and intangible assets in the current year have changed since the prior year, highlighting the impact of any changes.

11. On pages 61 and 62, you indicate that you expect your end markets to decline through the second, and possibly the third quarter of 2009. You also indicate that you expect your end markets to decline between 10% and 11% compared to 2008. Please confirm that your impairment testing reflected the expected sales decline described in your outlook for 2009 and whether there were still no impairments after factoring in these expected sales declines.

Pension and Other Postretirement Benefit Plans, page 64

12. On page 36, we note that the fair value of your pension plan assets decreased significantly during 2008. Please revise your disclosures to discuss the impact of this decrease on your future pension contributions, pension obligations and your plans, if any, for making additional cash contributions to improve the funded status of your pension and other postretirement benefit plans. Please also discuss whether this represents a trend as it relates to your pension and other postretirement plans.

Quarterly Data, page 74

13. Your quarterly data table should discuss material non-recurring quarterly adjustments, such as impairments. Please revise your quarterly data to include disclosures required by Item 302(A)(3) of Regulation S-K.

Definitive Proxy Statement filed on March 13, 2009

Review of Related Person Transactions, page 9

14. We note from page 9 that you have engaged, either directly or indirectly, in the purchase and/or sale of property or services with certain of your directors. Please

provide the information required by Item 404(a) of Regulation S-K with respect to each of your related person transactions in which the amount involved exceeds $120,000.

The Components of Executive Compensation and Benefits, page 19

15. Based on your disclosure, it appears that the company's performance relative to targeted operating earnings per share, excluding acquisition integration charges (EPS), and cash flow return on gross capital employed in the business (CFR) was a material element in the committee's determination of the amount of the short-term incentive awards paid under the Senior EIC Plan. Please disclose the targeted amounts that you compared to actual performance in determining the annual cash incentive amounts paid. Provide us supplementally with sample disclosure you would include in response to this comment based on awards paid in 2008.

Long – Term Cash Incentive Plan, page 24

16. Please note that you must discuss the material items the committee considered in awarding the payments made in 2008 under the Long-Term Cash Incentive Plan. We note your disclosure that for the payout of the awards under the 2005-2008 performance period, each Named Executive Officer's target cash award opportunity was multiplied by 163% to reflect the fact that your actual performance exceeded the maximum EPS and CFR goals established by the Committee at the start of the four-year period. However, you have not disclosed what the goals were or why exceeding the goals lead you to pay 163% of target. Please provide more complete disclosure in this regard, and provide us supplementally with sample disclosure you would include in response to this comment based on awards paid in 2008.

* * * *

Please respond to these comments within 10 business days. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Hagen Ganem, Attorney, at (202) 551-3330 or, in his absence, Pamela Long, Assistant Director, at (202) 551-3760 if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, Lisa Haynes, Staff Accountant, at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief